SHIPT TOWER 420 20TH STREET NORTH
SUITE 1400
BIRMINGHAM, ALABAMA 35203
PHONE:	205.328.0480
FAX:	205.322.8007
www.bakerdonelson.com

LORI METROCK, SHAREHOLDER

Direct Dial: 615.726.5768

Direct Fax: 615.744.5768

E-Mail Address: lmetrock@bakerdonelson.com

November 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Ms. Abby Adams

RE:	Amedisys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 19, 2020

Definitive Proxy Statement on Schedule 14A

Filed April 24, 2020

File No. 000-24260

Dear Ms. Adams:

This letter is provided on behalf of Amedisys, Inc. (sometimes referred to herein as the “Company,” “Amedisys,” “we” or “our”), in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 19, 2020 to Mr. Scott G. Ginn regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on April 24, 2020 (the “Proxy Statement”).

For ease of reference, we have reproduced your comment immediately preceding the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors

Board Member Qualifications; Diversity, page 9

ALABAMA    •    FLORIDA    •    GEORGIA     •    LOUISIANA    •    MISSISSIPPI    •    TENNESSEE        TEXAS         WASHINGTON, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 24, 2020

Comment

1. The heading to this section includes diversity; however, there is no explicit discussion of whether or how the Board considers diversity in identifying director nominees. To the extent the Board considers diversity, in future filings so state and disclose the consideration given. Refer to Items 401(e) and 407(c)(2)(vi) of Regulation S-K.

Response

In response to the Staff’s comment, we respectfully advise the Staff that in future filings we will expand our disclosure of the consideration given by our Board of Directors to diversity in identifying nominees for director.

Please contact me at (615) 726-5768 if you have any questions regarding this response.

BAKER, DONELSON, BEARMAN,

CALDWELL & BERKOWITZ, PC

/s/ Lori B. Metrock

Lori B. Metrock

cc:	Scott G. Ginn, Chief Financial Officer